EXHIBIT 99

                              CERTAIN RISK FACTORS

                             Dated: November 11, 2003

     You should carefully consider these risks, as well as those described in the Form 10-QSB filed with this Exhibit, before making an investment decision. The risks described below are not the only risks we face. Additional risks may also impair our business operations. If any of the following risks occur, our business, operating results or financial condition could be materially adversely affected. If that happens, the trading price of our common stock could decline, and you may lose all or part of your investment. In the risk factors below, the word "web," refers to the portion of the Internet commonly referred to as the "world wide web."

     We need to raise additional capital to pursue our business plan. Our ability to pursue our business plan to become a fund sponsor exploiting the indexes we have created requires us to raise external financing of approximately $8 million to $10 million, of which approximately $3 million will be required in an initial financing to accomplish the steps necessary to launch our first ETF. We are currently seeking to obtain this financing. We cannot assure you that we will be able to obtain this financing nor can we assure you that the terms upon which we might be able to obtain this financing will not result in substantial dilution of your equity investment in us.

     We need to raise additional capital before the end of this year or we may need to discontinue our already limited operations. If we continue to defer payment of the dividends accrued ($192,500 at June 30, 2003) and accruing on our outstanding Series A Preferred Stock and we eliminate certain expenses within our control by the fourth quarter of 2003, we believe that our working capital and the amount we are entitled to receive from our landlord on a monthly basis will be sufficient to fund our presently limited operations and enable us to continue to seek through December 31, 2003 the external financing described above that we need to implement our business plan to become a fund sponsor. Beyond that time, in all likelihood, we would need to cease our operations if we do not obtain external financing. There can be no assurance that we be able to obtain this financing on a timely basis.

     We cannot predict whether our proposed future business operations will generate significant revenue. With the exception of certain monthly payments we will receive from our landlord, our present operations are not generating any revenue and there is no assurance that our future operations as a fund sponsor (contingent upon obtaining the financing described above) will generate revenues. In order to become a sponsor of funds based upon our indexes, we will seek to assign to a third party the ownership of our indexes and receive back an exclusive license to commercially exploit these indexes. There can be no assurance that we will complete this transaction with a third party nor that we will be able to successfully sponsor financial products based upon the indexes In addition, we will need to obtain from the SEC an exemptive order to allow us to sponsor exchange-traded funds based upon our indexes. There can be no assurance that we will obtain this order. Also, exchange-traded funds sponsored by us only could commence trading if registration statements with respect to such funds were declared effective by the SEC. We cannot assure you that the SEC would declare effective these registration statements, or that exchange-traded funds based upon our indexes will commence trading. We also cannot assure you that, if they did commence trading, exchange-traded funds based upon our indexes would prove to be popular or that we will receive any material amount of revenue with respect to them.

     We have a history of losses and we anticipate that our losses will continue in the future. As of December 31, 2002, we had an accumulated deficit of approximately $34.5 million. Since inception, the only calendar year during which we were profitable was 1995. We expect to continue to incur operating losses during 2003 and most likely for several years thereafter. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future.

     Control of the Company by Principal Stockholders. At the present time, Jonathan Steinberg, and Saul Steinberg (who is Jonathan Steinberg's father), beneficially own approximately 51.6% of our common stock. As a result of their beneficial ownership of common stock, they could be able to significantly influence all matters requiring approval by our stockholders, including the election of directors. Because it may be very difficult for another company to acquire us without the approval of the Steinbergs, other companies might not view us as an attractive takeover candidate.

     We rely on our intellectual property. To protect our rights to our intellectual property, we rely on a combination of trademark and copyright law, trade secret protection, confidentiality agreements, laws governing tortious conduct (including, for example, unfair competition) and other contractual arrangements with our employees, affiliates, clients, strategic partners and others. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. We have registered certain of our trademarks in the United States and have pending U.S. and foreign applications for other trademarks. Effective trademark, copyright and trade secret protection may not be available in every country in which we offer or intend to offer our services. We are somewhat dependent upon the use of certain trademarks in our operation, including the mark America's Fastest Growing Companies(R).

     We may be liable for information published in our current or former print publications or on our online services. We may be subject to claims for defamation, libel, copyright or trademark infringement, invasion of privacy or based on other theories relating to the information we publish or published in our current or former print publications or through our former online services. We could also be subject to claims based upon the content that was accessible from our web sites through links to other web sites. Defending against any such claim could be costly and divert the attention of management from the operation of our business, and the award of damages against us could adversely affect our financial condition. Our insurance may not adequately protect us against such claims.

                                       2